

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2012

<u>Via E-mail</u>
Don Tracy
Vice President and
 Chief Financial Officer
MGP Ingredients, Inc.
100 Commercial Street
Atchison, Kansas 66002

      Re: MGP Ingredients, Inc.
             Form 10-K for the Transition Period from July 1, 2011 to December 31, 2011
             Filed March 13, 2012
             File No. 000-17196

Dear Mr. Tracy:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Ethan Horowitz

                    Ethan Horowitz
                    Accounting Branch Chief